TAHOE RESOURCES ACHIEVES RECORD SILVER AND GOLD PRODUCTION IN 2016,
ANNOUNCES 2017 FINANCIAL AND OPERATING GUIDANCE

VANCOUVER, British Columbia – January 5, 2017 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO; NYSE: TAHO) today reported record silver and gold production in 2016 and announced the Company’s 2017 production and cost guidance. Production costs for the year will be released in March with the Company’s full-year and fourth quarter 2016 (“Q4 2016”) financial and operating results.

Silver production in 2016 was a record 21.3 million ounces (Q4 2016: 4.8 million ounces), which surpassed the Company guidance of 18 – 21 million ounces. Gold production for the year totaled 385,111 ounces (Q4 2016: 119,932 ounces), in line with guidance of 370,000 to 430,000 ounces. Included in 2016 gold production was record output at the La Arena mine of 204,362 ounces (Q4 2016: 58,388 ounces), 121,562 ounces of production from Canadian operations from their acquisition on April 1, 2016 to the end of the year (Q4 2016: 45,341 ounces) and 48,462 ounces of production from Shahuindo (Q4 2016: 13,801 ounces), including ounces produced prior to commercial production being achieved on May 1, 2016.

Ron Clayton, President and CEO of Tahoe, commented: “2016 was a pivotal year for our company. We made significant progress building our gold business with the acquisition of Lake Shore Gold in April, adding both production and growth in Canada. We also achieved commercial production at Shahuindo and identified a number of growth opportunities at both our operations in Peru. In Guatemala, Escobal had an outstanding year, with record production, low costs and excellent profitability and cash flows. Supported by solid operating results, our financial position remains strong, with cash and equivalents exceeding $150 million at December 31, 2016.

“Looking ahead to 2017, we are ramping up development of multiple projects, which are expected to drive growth in gold production starting in 2018. Key capital projects include deepening the Bell Creek shaft and further development of Shahuindo as we move that mine towards full production. We are targeting higher production from both our Canadian operations and Shahuindo to offset reduced gold output at La Arena, while Escobal is poised for another excellent year.”

2017 Production and Cost Guidance ($ million unless otherwise indicated)

2017 Silver Production (moz)	18 – 21 moz
2017 Gold Production (koz)	375 – 425 koz
Total cash cost per silver oz produced ($)*	$7.00 - $8.00
AISC per silver oz produced ($)*	$9.50 - $10.50
Total cash cost per gold oz ($)*	$700 - $750
AISC per gold oz produced ($)*	$1,150 - $1,250
Sustaining capital (incl. capitalized exploration)	$160 - $175 million
Project capital	$150 - $175 million
Exploration expense	$35 - $45 million
Corporate G&A	$45 – $55 million

* See Cautionary Notes for calculations

The Escobal silver mine is targeting another solid year in 2017, with the Company’s guidance for silver production and unit costs being similar to the initial guidance for 2016 announced last January. Guidance for gold production in 2017 is similar to the target range for 2016 issued following the Lake Shore Gold acquisition, with production expected to increase in 2018 as capital programs at both Bell Creek and Shahuindo are completed. Guidance for cash costs and all-in sustaining costs (“AISC”) per ounce of gold produced in 2017 reflects a higher level of production from Shahuindo, where production will continue to ramp up during 2017, as well as lower average grades at La Arena. Also contributing to higher AISC will be increased exploration expenditures as the Company accelerates drilling at a number of key targets in Peru and Canada.

Sustaining capital expenditures in 2017 are estimated at between $160 and $175 million, which reflects a full year of results from the Company’s Canadian operations as well commercial production at Shahuindo. Sustaining capital expenditures in 2017 include continued investment in leach pad and waste dumps in Peru as well as ongoing development efforts in Canada and Guatemala. The expansion of Shahuindo to its full production capacity of 36,000 tonnes per day remains on target for completion by mid-2018.

Project capital expenditures in 2017 are targeted at $150 to $175 million. The two largest components of the Company’s growth plan in the coming year are the shaft project at the Bell Creek mine and the construction of a crushing and agglomeration plant at Shahuindo. In Canada, over $50 million of the $80 million capital requirement for the Bell Creek shaft project is planned for 2017, with completion of the project anticipated in the first half of 2018. In Peru, the Company plans to invest approximately $65 million for the construction of the crushing and agglomeration plant at Shahuindo (included in project capital). Based on a number of operational improvements over the last quarter of 2016, the Company may have an opportunity to reduce capital requirements at Shahuindo in both 2017 and 2018 through the optimization of mine operations including the initial 12,000 tonne per day crushing and agglomeration circuit.

Exploration expenditures are expected to total between $35 and $45 million in 2017 as the Company conducts drilling programs at a number of key targets. Included in expected 2017 exploration expenditures are work programs at the La Arena sulfide, Fenn-Gib and Juby projects intended to advance the Company’s longer-term, large-scale initiatives toward feasibility. The Company plans to issue an exploration update press release over the next week.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

Cautionary Notes

This press release refers to total cash costs and all-in sustaining costs, which are non-GAAP financial measures. Quantitative reconciliations from such non-GAAP measures to the most directly comparable GAAP measures are presented in the table below.

The calculation of these measures is as follows:

Total cash costs and total production costs ($000's)	Ag	Au
Production costs (including royalties)	$164,000	$290,000
Treatment and refining charges	28,750	-
Total cash costs before by-product credits	$192,750	$290,000
Less gold credit[1]	(12,750)	-
Less zinc credit[2]	(16,750)	-
Less lead credit[3]	(13,300)	-
Total cash costs net of by-product credits	$149,950	$290,000

Silver ounces produced in concentrate (000's)	20,000	-
Gold ounces produced in dore (000's)	-	400

Total cash costs per ounce before by-product credits	$9.64	$725
Total cash costs per ounce net of by-product credits	$7.50	$725

All-in sustaining costs ($000's)
Total cash costs net of by-product credits	$149,950	$290,000
Sustaining capital	32,500	135,000
Exploration	1,500	20,000
Reclamation cost accretion	200	2,000
General and administrative expenses	15,750	33,000
All-in sustaining costs	$199,900	$480,000

Silver ounces produced in concentrate (000's)	20,000	-
Gold ounces produced in dore (000's)	-	400

All-in sustaining cost per ounce produced net of by-
product credits	$10.00	$1,200

	Metal	Quantity	Price
[1]	Au (oz)	10,190	$1,250
[2]	Zn (lb)	23,109,000	$0.90
[3]	Pb (lb)	16,332,000	$0.90

Forward-Looking Statements

This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States

Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements and/or information related to: the Company’s liquidity position and sufficiency of cash from operations to fund development and construction projects; expected working and sustaining capital requirements including continued investment in leach pad and waste dumps in Peru as well as ongoing development efforts in Canada and Guatemala; higher production from both our Canadian operations and Shahuindo to offset reduced output at La Arena; the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2017 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; increased exploration expenditures contributing to a higher AISC; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Canadian, Guatemalan and Peruvian mining laws and regulations; the timing and results of court proceedings; the timing and cost of completion of shaft development at Bell Creek; the timing and cost of completion of crushing and agglomeration at Shahuindo resulting in full production capacity of 36,000 tpd; and the advancement of exploration and development projects, including the sulfide project at La Arena, Fenn Gibb and Juby.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company’s dependence on the operating mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298